Christopher Grinnell
Talcott Resolution Law Group
1 Griffin Road North
Windsor, CT 06095-1512
Tel. 1-860-791-0750
christopher.grinnell@talcottresolution.com

April 28, 2022

VIA EDGAR

Mr. Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
Re:     Union Security Insurance Company ("Registrant")
Registration Statements on Form S-1:
SEC File No. 333-255246
SEC File No. 333-225248
SEC File No. 333-255252
SEC File No. 333-255257
Dear Mr. Oh:
On behalf of the above-referenced Registrant, this letter responds to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during our telephone conferences on April 26, 2002, with respect to the above-referenced Registration Statements on Form S-1. Unless otherwise noted, capitalized terms not otherwise defined in this letter have the same meanings as used in the Registration Statements.
The Staff’s comments and our proposed responses are set forth below. We will provide you with courtesy copies of this response letter, as well as a “marked” copy of one of the Registration’s prospectus via email.
1. Comment: Please provide disclosure required by Item 11(i) of Form S-1 and Rule 304 of Regulation S-K addressing the Registrant’s change in accountant. Please include a copy of the letter from the prior accountant as described in Rule 304.
Response: The following disclosure has been added to each of the Registration Statements’ prospectus in the MD&A section:
Change in Auditors WITHOUT any disagreements
On August 10, 2021, the CUNA Mutual Holding Company Audit Committee (“Audit Committee”) dismissed PricewaterhouseCoopers LLP (“Prior Auditor”) as the independent registered public accounting firm for Union Security Insurance Company (“USIC”). The Audit Committee participated in and approved the decision to change USIC's independent registered public accounting firm.

The reports of the Prior Auditor on the financial statements for the fiscal years ended December 31, 2020 and 2019 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.
For the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through August 10, 2021, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and the Prior Auditor on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the Prior Auditor’s satisfaction, would have caused the Prior Auditor to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.
The Company furnished a copy of the above disclosures to the Prior Auditor and requested that the Prior Auditor provide a letter addressed to the SEC stating whether it agrees with the statements made above. A copy of that letter is filed as Exhibit 16.1 to this Form S-1.
Deloitte & Touche LLP (“Deloitte”) has been engaged by USIC to act as auditors for the year ended December 31, 2021 following the acquisition of the Company by CMFG Life Insurance Company on July 31, 2021. This change in auditor was approved by the Audit Committee on August 10, 2021.
For the two most recent fiscal years, and any subsequent interim period prior to engaging Deloitte, the Company did not consult with Deloitte regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Company, and Deloitte did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).
Additionally, the Registrant has furnished a copy of the above disclosures to the prior accountant (Prior Auditor) and requested that the Prior Auditor provide a letter addressed to the SEC stating whether it agrees with the statements made above.
A copy of that letter will be filed as Exhibit 16.1 to the Registration Statements and is attached to this letter.
*****
Please contact me at (860) 791-0750 if you have any questions about this filing. Thank you for your attention to this filing.

Very truly yours,

/s/ Christopher M. Grinnell

Christopher M. Grinnell
Vice President & Associate General Counsel